21001993

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SEC Mail Processing Section

MAR 02 2021

Washington DC 413

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDX Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 Great Jones Street, 2nd Floor
(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keigo Yamaguchi 917-370-5767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown,PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keigo Yamaguchi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IDX Markets, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenyu Fujii
Notary Public, State of New York
Reg. No. 01FU6336786
Qualified in New York County
Commission Expires February 8, 2024

Signature

President / CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IDX Markets, LLC
(A Wholly Owned Subsidiary of IDX II, LLC)

Index
December 31, 2020

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IDX Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IDX Markets, LLC (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

WithumSmith+Brown, PC

WithumSmith+Brown, PC
February 18, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

IDX Markets, LLC
(A Wholly Owned Subsidiary of IDX II, LLC)

Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	329,600
Prepaid expenses and other assets		6,196
Total Assets	$	335,796
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	18,000
Total Liabilities		18,000
Member's equity		317,796
Total liabilities and member's equity	$	335,796

The accompanying notes are an integral part of these financial statements

1. **Nature of Operations**
IDX Markets, LLC (the "Company"), a wholly owned subsidiary of IDX II, LLC (the "Parent") is a limited liability company and was formed under the laws of the State of Delaware on January 10, 2014. On June 4, 2015, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company was formed for the purpose of providing broker dealer services including making markets in over-the-counter corporate securities, selling corporate debt securities, research and operating an alternative trading system ("ATS") and has not yet commenced revenue producing activities.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations
All of the Company's cash is on deposit with a single financial institution.

Income Taxes
The Company is a single member limited liability company and has elected to be taxed as a corporation for federal income tax reporting purposes. The Parent is also a single member entity that has elected to be taxed as a corporation.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Since the Company has a taxable loss, there is no current tax provision recorded in these financial statements. The Company has a deferred tax asset of $ 149,647 relating to federal, state and local net operating loss carryforwards. Management has determined that a full valuation allowance for the entire deferred tax asset is appropriate. The Federal NOLs will begin to expire in 2034.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
In accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), the company will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has not yet commenced any revenue producing activities. As a result, there was no accounts receivable, contract assets or contract liabilities as of January 1, 2020 or December 31, 2020.

3. Regulatory Requirements
The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $311,600 which exceeded the required net capital by $ 306,600. The ratio of aggregate indebtedness to net capital, at December 31, 2020 was .06:1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act. In accordance with the FINRA membership agreement, the Company, is designated to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. IDX has not yet commenced revenue producing activities and accordingly does not handle cash or securities on behalf of customers.

4. Commitments
The Company leases office space, including furniture and fixtures, on a month to month basis. The agreement can be terminated with 30 day notification.

Rent expense for the year ended December 31, 2020 was $ 9,075.

5. Subsequent Events
The Company has evaluated subsequent events through the date the financial statements were available to be issued. There were no subsequent events.

6. Contingencies
Risks and Uncertainties
Management continues to evaluate the impact of the COVID -19 pandemic and has concluded that while it is possible that the virus could have negative effect on the Company's financial position and the results of its operations, there has been no impact warranting any adjustments that might result from the outcome of this uncertainty